UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      001-12279

MFB Corp.

(Exact name of registrant as specified in its charter)

4100 Edison Lakes Parkway, Suite 300, P.O. Box 528, Mishawaka, Indiana 46546

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

       Approximate number of holders of record as of the certification or notice date:        None

       Approximate number of holders of record as of the certification or notice date:  Approximate number of holders of record as of the certification or notice date:        None

       Approximate number of holders of record as of the certification or notice date:  Pursuant to the requirements of the Securities Exchange Act of 1934, MutualFirst Financial, Inc., as successor by merger to MFB Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 24, 2008	By:	/s/ David W. Heeter
		Name:	David W. Heeter
		Title:	President and Chief Executive Officer